

May 15, 2012

Via E-mail
Lawrence Chenard
President and Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

>    **Re:    Ample-Tee, Inc.**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed April 19, 2012**
>    **File No. 333-179079**

Dear Mr. Chenard:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note that you appear to qualify as an emerging growth company, as such term is defined in Securities Act Section 2(a)(19).  We have the following comments as a result of such status:

    - Please identify yourself as an emerging growth company on the outside front cover page of the prospectus.

    - Please briefly described the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

    - Please disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act, or the Act.

       o   If you have elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please include a statement that the election is irrevocable.

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please include risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include a similar statement in "Management Discussion and Analysis of Financial Condition and Results of Operations."

2.   We note that you are a development stage company and are issuing penny stock. Accordingly, please revise to have the offering comply with Securities Act Rule 419. Alternatively, please include a statement on the cover page of the prospectus that you have no plans to engage in a merger or acquisition with another entity.

Prospectus Summary, page 4

The Offering, page 4

3.   We note that you disclose net proceeds of $150,000; however, this amount appears to be the gross proceeds of the offering assuming all shares are sold. Please revise to show your net proceeds after deducting the costs of the offering. Please also revise your disclosure to indicate that net proceeds of $135,000 assume that all of the shares are sold.

Risk Factors, page 5

4.   Please delete the fourth and fifth sentences in the introductory paragraph to the risk factor section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks not presently known to you or risk that you currently consider immaterial. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Forward-Looking Statements, page 10

5.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an

initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

6. Please delete the references in this section to the market price of copper, outcomes of reserve development, property exploration and development, environmental reclamation, and permit acquisition. Alternatively, explain to us how these uncertainties impact your business.

Dilution, page 11

7. Please revise to rename the net tangible book value deficit before the offering or to disclose the amount of the net tangible book value deficit per share before the offering in brackets.

Description of Business, page 16

General, page 16

8. We note that you have not generated any revenues, do not have any agreements with suppliers and have not yet commenced operations. Please revise throughout the prospectus to remove statements that imply you have operations. For example, we note the following disclosure:

- Statement in the first paragraph under this heading that you "focus on selling hard-to find ergonomic products…."

- Statement in the second sentence under the heading "Products" on page 17 stating that your "primary products include chairs…."

Industry Analysis, page 18

9. Please disclose whether the statements in the first paragraph represent your management's reasonable belief or are attributable to a third-party source. If a statement represents your management's belief, then please disclose the basis for such belief. If a statement is attributable to a third-party source, then please disclose the source.

Financial Statements, page 30

Note 6 – Subsequent Events, page 40

10. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued.  See FASB ASC 855-10-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Plan of Operations, page 41

11. We note that you intend to source out potential suppliers and establish a line of products during the next 12 months.  However, you have not included sourcing suppliers and establishing a product line as one of your intended use of proceeds from the offering.  Please disclose how you intend to obtain the funds to accomplish this goal.

12. Please provide a more detailed discussion of your plans of operation for reduced funding.  For example, you indicate that you will reduce the cost of logo and website development but it is not clear if or when you would have a functioning website under any of your scenarios.

Limited Operating History; Need for Additional Capital, page 42

13. Please reconcile the statement that the amount of the offering will allow you to operate for at least 18 months with the statements in "—Plan of Operations," which imply that the proceeds from the offering will cover your expenses for 12 months.

14. Please disclose why your management believes subsequent successful private placements will result in the generation of revenue.

15. You state that as of the date of this registration statement, the current funds available will not be sufficient to continue maintaining a reporting status.  Elsewhere you have disclosed that your sole officer and director agreed to loan the company funds to complete the registration process.   Please disclose here whether there is an agreement in place with your sole officer regarding his commitment to contribute capital or make advances.  If so, disclose the maximum amount committed.   If there is no firm agreement in place, please state this fact.

Certain Relationships and Related Transactions, page 47

16. Please confirm to us your understanding that Securities Act Rule 144(i) prohibits resales of restricted shares by a person who acquired such shares from a shell company, as you

were when you issued shares to Mr. Chenard, unless you satisfy the conditions described in such rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio at (202) 551-3202 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director